# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FRANKLIN STREET PROPERTIES CORP /MA/, CIK 0001031316
CUSIP: 35471R106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 401 EDGEWATER PLACE, SUITE 200, WAKEFIELD, Massachusetts (MA), 01880
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001142031-24-000014
Filed by CIK 0001142031

## Reporting persons
- PRIVATE MANAGEMENT GROUP INC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 9,228,820; shared voting power 0; sole dispositive power 9,228,820; shared dispositive power 0; aggregate amount beneficially owned 9,228,820 (8.9% of the class)

## Item 1. Issuer
Name of issuer: FRANKLIN STREET PROPERTIES CORP /MA/
Address of issuer's principal executive offices: 401 EDGEWATER PLACE, SUITE 200, WAKEFIELD, MASSACHUSETTS, 01880.

## Item 2. Person Filing
Name of person filing: Private Management Group, Inc.
Address of principal business office or, if none, residence: 15635 Alton Parkway, Suite 400, Irvine, CA 92618
Citizenship: State of California

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 9,228,820
Percent of class: 8.9
Sole power to vote or to direct the vote: 9,228,820
Shared power to vote or to direct the vote: n/a
Sole power to dispose or to direct the disposition: 9,228,820
Shared power to dispose or to direct the disposition: n/a

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various separately managed accounts for whom the reporting person acts as investment advisor have the right to receive dividends from, and the proceeds of the sale of, the shares reported by the reporting person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PRIVATE MANAGEMENT GROUP INC: Robert T. Summers, CFA, Co-President (11/05/2024)